Exhibit 12.1

Electronics For Imaging, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except for ratio of earnings to fixed charges)

	Years Ended December 31,						Nine Months Ended September 30,
	2005		2006	2007	2008	2009	2010
Income (loss) from continuing operations before income taxes	$(4,469)		$41,531	$22,209	$(133,076)	$16,035	$(9,410)
Fixed charges:
Interest expense	5,010		5,028	5,012	1,537	4	17
Interest relating to rental expense (1)	4,079		5,790	6,339	5,314	2,438	1,879

Total fixed charges	9,089		10,818	11,351	6,851	2,442	1,896

Earnings available for fixed charges	$4,620		$52,349	$33,560	$(126,225)	$18,477	$(7,514)

Ratio of earnings to fixed charges	N/A	(2)	4.84	2.96	N/A (3)	7.57	N/A (4)

(1)	The representative interest portion of rental expense was deemed to be one-third of all rental expense, except for the rental expense related to the off-balance sheet financing leases, as described in the footnotes to the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009, which was deemed to be all interest.

(2)	For the year ended December 31, 2005 our earnings were insufficient to cover fixed charges; the amount of additional earnings needed to cover fixed charges for 2005 was $4.5 million.

(3)	For the year ended December 31, 2008 our earnings were insufficient to cover fixed charges; the amount of additional earnings needed to cover fixed charges for 2008 was $133.1 million.

(4)	For the nine months ended September 30, 2010 our earnings were insufficient to cover fixed charges; the amount of additional earnings needed to cover fixed charges for 2010 was $9.4 million.